Exhibit 99.1

INVESTOR CONTACT: Kip E. Meintzer Check Point Software +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software +1.650.628.2260 press@checkpoint.com

Check Point Software Technologies Announces $2.0 Billion Expansion of Share Repurchase Authorization

Redwood City, CA – Monday, May 11, 2026 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced that its board of directors has authorized a $2.0 billion expansion of the company’s on-going share repurchase program.

As of March 31, 2026, Check Point had approximately 104,027,807 ordinary shares outstanding, and since the beginning of the share repurchase program, Check Point has repurchased approximately 230 million shares for a total purchase price of approximately $17.4 billion. The updated plan extends the company’s existing repurchase authorization from July 2024, which was completed in the second quarter of 2026.

Under the extended repurchase authorization, shares may be repurchased from time to time in open-market transactions, in privately negotiated transactions or by other means in accordance with applicable securities laws and regulations. The actual timing, number and value of the shares repurchased will depend on market conditions, share price, trading volume and other factors. For all or a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 that is designed to facilitate such purchases. The repurchase program does not require Check Point to acquire a specific number of shares and may be suspended from time to time, amended, or discontinued. The share repurchases are expected to be funded from available working capital.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, expectations regarding our utilization of the new expanded share repurchase program and our intention to continue to repurchase our shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; issues in the development and deployment of AI; competition from other products and services; appointments and departures of our executive officers; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.